Exhibit (a)(1)

Piedmont Recommends Rejection of Mini-Tender Offer by MacKenzie Patterson Fuller

Atlanta—November 6, 2009—Piedmont Office Realty Trust, Inc. (“Piedmont”) has been notified of an unsolicited “mini-tender offer” by MPF DeWaay Fund 8, LLC, MPF REIT Fund 1, LLC, MPF Badger Acquisition Co., LLC, Lemon Creek Operating Partnership, LP, MPF Senior Note Program I and II, LP, SCM Special Fund 2, LP and MacKenzie Patterson Fuller, LP (collectively, “MPF”) to purchase up to 1,000,000 shares of stock of Piedmont at a price of $4.00 per share. MPF states the $4.00 per share offer price will be reduced by the amount of any dividends declared or made with respect to the shares between October 26, 2009 and November 30, 2009 or such other date to which the offer is extended. Piedmont is not in any way affiliated with MPF, and believes this offer is not in the best interests of its stockholders. The Board of Directors of Piedmont has carefully evaluated the terms of MPF’s offer and unanimously recommends that stockholders reject MPF’s offer and not tender their shares.

The Securities and Exchange Commission (“SEC”) has issued “Investor Tips” on mini-tender offers, which are available at www.sec.gov/investor/pubs/minitend.htm. Piedmont also encourages financial advisors and broker dealers as well as other market participants to review the SEC’s and the New York Stock Exchange’s (“NYSE’s”) recommendations on the dissemination of mini-tender offers. These recommendations are available at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm and in the Information Memo Number 01-27, issued by the NYSE on Sept. 28, 2001, which can be found under the “Regulation — NYSE — Rules & Interpretations — Information Memos” tab at www.nyse.com.

Piedmont has filed with the SEC a Schedule 14D-9 providing a detailed response to MPF’s offer. Piedmont encourages stockholders to read the Schedule 14D-9 before making a decision regarding the offer. Stockholders may review and obtain copies of the Schedule 14D-9 and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov and at Piedmont’s website at http://investor.piedmontreit.com/sec.cfm.

Some of the reasons why Piedmont believes the offer is not in the best interests of its stockholders are as follows:

•	Piedmont believes that the offer price is less than the potential long-term value of Piedmont’s shares on a going-forward basis;

•	MPF has stated that the offer price represents the lowest price that might be acceptable to stockholders consistent with MPF’s objectives;

•

Given the timing of the offer and the offer price, Piedmont believes that the offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive Piedmont’s stockholders who tender shares in the offer of the potential opportunity to realize the full long-term value of their investment in Piedmont;

•

The Board of Directors believes Piedmont’s net asset value per share is in excess of the offer price. Piedmont’s last estimated net asset value per share determination which was based primarily on (1) the appraisal value of the Piedmont’s real estate assets as of December 31, 2008 and (2) consideration of the value of Piedmont’s other assets and liabilities as of December 31, 2008 was $7.40 and, while current market conditions may have a negative impact on the values of Piedmont’s properties, the Board of Directors believes that the Company’s net asset value per share is above $4.00 per share;

•

MPF will reduce the offer price by ordinary dividends paid by Piedmont, and stockholders who tender shares in the offer will not receive a fourth quarter 2009 dividend, if declared by the Board of Directors;

•	Piedmont remains committed to providing liquidity to its stockholders at the time and in the manner that are in the best interest of Piedmont and its stockholders; and

•	The offer is subject to certain conditions, many of which provide MPF with the sole discretion to determine whether the conditions have been met.

Stockholders with questions about this tender offer or other matters should contact the Piedmont Investor Services Agent at 800-557-4830 or via e-mail at investor.services@PiedmontReit.com.

Disclosures

This press release may contain forward-looking statements about Piedmont. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this press release should be aware that there are various factors, many of which are beyond the control of Piedmont, that could cause actual results to differ materially from any forward-looking statements made in this press release, which include changes in general economic conditions, changes in real estate conditions, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. Piedmont does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. Piedmont urges you to read carefully Item 8 of the Schedule 14D-9 filed with the SEC for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.

The estimated net asset valuation determination of Piedmont’s common stock as of December 31, 2008 was based primarily on (1) the appraisal value of Piedmont’s real estate as of December 31, 2008 and (2) consideration of the value of Piedmont’s other assets and liabilities as of December 31, 2008, is only an estimate, and is based on a number of assumptions and estimates which may not be accurate or complete.